FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, January 12, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the fourth quarter of 2015. All comparisons are with the same period of 2014, except where stated otherwise.

Sales Performance 4Q15 and 2015

CONSOLIDATED

▪  Net sales in the quarter amounted to R$ 19.7 billion, highlight to 6.7% growth in the Food segment with customer traffic recovery at all banners. This progress reinforces the Group’s multi-format strategy, in line with consumer behavior changes, resulting in a more balanced business portfolio. Non-food sales outperformed the industry average, despite the unfavorable macroeconomic scenario;

▪  Expansion in higher-return formats, with 25 openings in the quarter, for a total of 118 new stores in 2015;

▪  In 2016, the Company will continue to focus on price competitiveness to continue capturing the market-share gains observed in 2015, sustained by operating efficiency gains and the expansion of higher-return formats.

FOOD BUSINESS

▪  ASSAÍ: Total sales growth in 4Q15 of 27.8%, the strongest quarterly growth registered in the year, driven by the solid performance of same-store sales and strong organic expansion, with 7 new stores opened in the quarter (11 stores in the year), supporting market-share gains;

▪  MULTIVAREJO: Same-store sales were affected by the performance of Non-food categories, but the highlight was the resilience of Food categories. The Pão de Açúcar banner and Proximity formats captured consistent market-share gains in the year;

▪  Investments in store renovations reached the highest level of the last three years. Store modernizations were carried out at all banners in the Food segment, with the most progress at Extra, which reached 25% of the banner's sales in 2015, presenting a significant differential in performance. By end-2016, store renovations in the Extra banner should reach 50% of sales;

VIA VAREJO

▪  The measures to intensify price competitiveness and the commercial strategy supported positive results, with a recovery in market share and improvement of approximately 700 basis points in same-store sales performance in relation to the previous six months;

CNOVA

The marketplace share of total GMV was 24.3% in 4Q15 (vs. 13.6% in 4Q14), accompanied by customer service enhancements:  the number of Click & Collect pick-up points reached 21,916 and surface area at distribution centers expanded 26%, enabling same-day and next-day delivery in certain regions of France and Brazil.

Net Revenue		4Q15 x		2015 x
		4Q14		2014
(R$ million)	4Q15	?	2015	?
Consolidated (1)	19,710	0.2%	69,115	5.5%
Food Businesses	10,477	6.7%	37,198	7.1%
Multivarejo (2)	7,344	-0.3%	26,744	1.2%
Assaí	3,133	27.8%	10,453	25.5%
Non-Food Businesses	9,253	-6.2%	31,989	3.7%
Cnova (3)	3,792	9.5%	12,722	55.7%
Via Varejo (4)	5,460	-14.7%	19,267	-15.0%

? Net 'Same-Store' Sales
	4Q15	2015
Consolidated (1)	-2.3%	-1.2%
Multivarejo + Assaí	1.9%	2.6%
Cnova (3)	9.5%	18.3%
Via Varejo (4)	-15.2%	-16.4%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from marketplace commissions, excluding merchandise volumes. For Cnova Brazil, net sales for the quarter and full year ended December 31, 2014 and 2015, presented here are estimates subject to revision following completion of the ongoing legal and forensic accounting review of inventory management at Cnova Brazil as disclosed in Company’s Comunicado ao Mercado dated December 18th, 2015 and in Cnova’s Sales Release announced today; (4) Includes revenue from intercompany transactions. Excluding the stores closed to comply with the decision by Brazil's antitrust agency CADE, the decrease in the quarter would have been 13.9%.

1

Sales Performance – Consolidated

✓  Consolidated net sales in the quarter amounted to R$ 19.7 billion, impacted by the deterioration in Brazil's macroeconomic scenario over the course of the year that significantly affected consumption, particularly of durable goods.

✓  The highlight of the quarter was the strong growth at Assaí (+27.8%), which, combined with the ongoing program to renovate stores under the Extra banner and the resilience of other Multivarejo banners, supported sales growth in the Food segment of 6.7%. Despite the economic slowdown, same-store sales in the Food category advanced on 4Q14, reflecting the higher customer traffic at all banners.

✓  It is important to emphasize the efforts made by the Company to adapt to consumers' needs arising from the economic context, such as adjustments to the assortment and initiatives to capture operating efficiency gains and in turn boost competitiveness. Another highlight was the launch of the movement "Vamo Junto,” which for the first time launched a national action uniting initially all of the Group's brands, with the support of key suppliers, seeking to offer more attractive prices, promotions and services.

✓  During the quarter, 25 new stores were opened, of which 24 were in the food segment (9 Minuto Pão de Açúcar, 7 Assaí, 6 Minimercado Extra, 1 Pão de Açúcar and 1 fuel station) and 1 Casas Bahia store. The Company's expansion will continue to prioritize higher-return formats.

✓  In 2015, net sales amounted to R$ 69.1 billion, driven by the inauguration of 118 new stores, with 91 in the Food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 Casas Bahia stores.

✓  In 2016, the Company will continue to focus on price competitiveness to continue gaining market share through the capture of productivity and operating efficiency gains,besides the expansion of higher-return formats.

Food Business (Multivarejo + Assaí)

✓  Net sales in the quarter advanced 6.7%, with the inauguration of 91 stores in the last 12 months (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station). Same-store sales in the Food Business advanced 1.9%, impacted primarily by weaker non-food sales at hypermarkets due to the current economic scenario, which led to contractions in durable good sales in the whole market.

✓  The performance of Food categories remained resilient, despite changes in the behavior of consumers, who are now seeking more first-price or promotional products. Despite this scenario, Multivarejo and Assaí posted same-store Christmas and Black Friday sales that outperformed growth in the whole of the fourth quarter.

✓  Multivarejo: continued market-share gains in the Pão de Açúcar banner due to the dedicated efforts to monitor and improve service quality, customer service and assortment, and also in Proximity formats (Minimercado Extra and Minuto Pão de Açúcar) due to the advances in "clusterization" and assortment adjustments at stores. At the Extra banner, the highlight was the better trend in customer traffic in relation to 2014, which was supported by the improvement in price competitiveness, store renovations and the training of specialized labor for perishables (bakers, butchers, fishmongers, confectioners, etc.)

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✓  The plan to renovate Extra stores, which was begun this year, accounted for the modernization of 62 stores (35 hypermarkets and 27 supermarkets), which underwent reviews of their product assortments, improvements in customer service and other initiatives. The renovations already represent approximately 25% of the banner’s sales. Renovated stores presented a significant difference in growth rates compared to unrenovated stores.

✓  Assaí: the strong organic growth and positioning supported a solid growth over the course of the year, demonstrating the format's effective strategy. In 4Q15, net sales advanced 27.8%, outpacing growth in the year (+25.5%), driven by above-inflation same-store sales and the inauguration of 7 stores in the quarter, 3 of which in the Northeast, a region that already has 21 stores. In the last 12 months, 11 stores were opened, which represents expansion in sales area of 18% or 56,000 square meters, ending the year with 95 stores of the banner. Furthermore, 5 more stores are under construction and expected to open in the first half of 2016.

Via Varejo

✓  Net sales amounted to R$ 5.5 billion, a decline of 14.7% from 4Q14 or of 13.9% after excluding the effects from the 51 stores closed since 2Q14 to comply with Brazil’s antitrust authority CADE. On a same-store basis, net sales contracted 15.2%.

✓  Via Varejo intensified its sales strategy by improving price competitiveness and strengthening promotions, leading it to post its best sales performance since 2Q15, despite the scenario marked by continued declines in consumer spending and confidence. Via Varejo captured a market-share gain in the quarter.

✓  Sale of services, such as extended warranty and insurance, increased 5.2% from 4Q14, with a higher penetration due to initiatives such as training programs for sales team, telemetry, pricing policies and sales campaigns. Also in 4Q15, Via Varejo signed a new agreement of cards with Bradesco that extends the original one and incorporates benefits that are expected to drive sales and profitability in financial products at the Casas Bahia banner.

✓  The Crescer Mais Project already has 121 stores with the new concept of a Furniture category, 176 store-in-store units selling mobile phones and 81 banner conversions.

✓  Rollout of Click & Collect operations (online sales with in-store pickup) at all stores using the inventory of Via Varejo.

✓  With the improvement in sales performance in 4Q15, Via Varejo ended the year with a 15.0% contraction in net sales, which represents important improvement from the last two quarters (2Q15 and 3Q15), when sales contracted 22.2%.

✓  For future quarters, Via Varejo will continue to focus on operational excellence, boosting productivity at stores, reducing distribution costs and strengthening its commercial strategy, which will leave it better prepared to recover sales and capture market-share gains.

3

Cnova

Cnova sales release published on January 12, 2016 contains, in summary, the following information:

Cnova	FY15	Change vs. 2014(1)		4Q15	Change vs. 2014 (1)
		Reported	Constant Currency(2)		Reported	Constant Currency(2)
GMV(3) (€ millions) *	4,835.3	+7.8%	+16.4%	1,327.4	-9.3%	+2.1%
Cdiscount	2,741.5	+19.8%	+19.8%	890.7	+13.6%	+13.7%
France	2,709.3	+18.9%		883.5	+13.8%
International	32.2	+213.9%	+219.9%	7.3	-1.7%	+5.7%
Cnova Brazil *	2,093.7	-4.8%	+12.9%	436.7	-35.7%	-11.3%
Cnova Brazil (R$ millions) *	7,747.7	+12.9%		1,905.3	-11.3%
Marketplace share(4) *	20.5%	+916 bps		24.3%	+1,074 bps
Cdiscount France	27.5%	+876 bps		27.3%	+580 bps
Cnova Brazil *	10.8%	+725 bps		15.8%	+1,100 bps
Net sales (€ millions) *	3,420.4	-1.0%	+7.9%	899.1	-17.7%	-5.9%
Cdiscount	1,764.9	+11.3%	+11.3%	576.9	+9.0%	+9.1%
France	1,737.2	+10.2%		571.3	+9.3%
International	27.7	+203.2%	+206.5%	5.7	-15.1%	-2.2%
Cnova Brazil *	1,655.4	-11.4%	+5.1%	322.1	-42.8%	-20.1%
Cnova Brazil (R$ millions) *	6,125.9	+5.1%		1,425.0	-20.1%
Traffic (visits in millions)	1,710.6	+28.9%		491.8	+16.3%
Cdiscount France	759.8	+30.5%		223.7	+14.6%
Cnova Brazil	904.2	+22.8%		246.3	+11.2%
Mobile share	38.6%	+1,205 bps		42.5%	+1,122 bps
Cdiscount France	48.0%	+1,100 bps		49.4%	+746 bps
Cnova Brazil	31.1%	+1,301 bps		38.2%	+1,645 bps
Click-&-Collect pick-up points	21,916	+17.3%		21,916	+17.3%
Active customers(5) (millions)	14.9	+10.5%		14.9	+10.5%
Number of items sold (millions)	66.9	+20.4%		21.0	+2.1%
Orders(6) (millions)	38.3	+21.5%		11.2	+3.5%

(1) On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. 2015 sales reflect an adjustment of R$110 million (approximately €30 million) identified in connection with the investigation work performed to date.  As the investigation is ongoing, as of the date of this press release, Cnova has not yet determined whether it may be required to adjust its previously issued financial statements for any prior period(s) for any portion of this sales adjustment, or for any other items. (2) Brazilian real/Euro average exchange rate for the 4th quarter: 2014 = R$3.18; 2015 = R$4.22; and for full year: 2014 = R$3.12; 2015 = R$3.70. (3) Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.(4) Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil. (5) Active customers at the end of December having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once. (6) Total placed orders before cancellation due to fraud detection and/or customer non-payment.

* On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to assist with an investigation in connection with employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. Cnova is separately issuing today an update concerning that investigation. For Cnova Brazil, GMV and GMV marketplace share as well as net sales for the quarter and full year ended December 31, 2014 and 2015, presented here are subject to revision following completion of the legal and forensic accounting review.

4th Quarter 2015 Highlights

✓  Gross merchandise volume (GMV) amounted to €1,327 million for the 4th quarter 2015 (+2.1% on a constant currency basis; -9.3% on a reported basis compared to the same period in 2014). On a constant currency basis, GMV was +13.8% and -11.3%, year-on-year (y-o-y) respectively, at Cdiscount France and Cnova Brazil.

4

✓  The marketplace share of total GMV was 24.3% (+1,074 basis points y-o-y) for the 4th quarter 2015 (Cdiscount France 27.3%, +580 bps y-o-y; Cnova Brazil 15.8%, +1,100 bps y-o-y).

✓  Net sales totaled €899 million in the 4th quarter 2015 (y-o-y: -5.9% constant currency; -17.7% reported). Compared to the same period in 2014, net sales at Cdiscount grew 9.0% to €577 million (for the month of December, net sales increased by approximately 16%). Net sales at Cnova Brazil declined 20.1% on a constant currency basis (-42.8% reported) and includes an adjustment of R$(110) million (approximately €(30) million) related to the ongoing inventory management investigation in Brazil (please see footnote 1 to the table in page 4 above).

✓  According to the latest market research figures available from GFK for the high-tech, IT and appliances sectors Cdiscount’s market share in France increased by 0.4% in October 2015 to 28.4% and 1.4% in November 2015 to 28.5%.

✓  Traffic rose 16.3% y-o-y to 492 million visits during the 4th quarter 2015 (Cdiscount France +14.6%; Cnova Brazil +11.2% compared to the same period in 2014).

Full Year 2015 Highlights

✓  GMV amounted to €4,835 million in 2015, increasing 16.4% on a constant currency basis compared to 2014. After taking into account the negative impact (-8.7%) of the depreciation of the Brazilian real versus the Euro, reported GMV grew by 7.8%. At Cdiscount France, total GMV rose 18.9% despite the negative impact on commercial activity related to events that occurred in Paris on November 13, 2015. Cnova Brazil GMV increased by 12.9% on a constant currency basis.

✓  The marketplace share of total GMV increased 916 basis points in 2015 and reached 20.5% compared to 11.3% in 2014.  The marketplace share of Cdiscount France’s GMV reached 27.5% (+876 basis points), while that of Cnova Brazil’s was 10.8% (+725 basis points). As of December 31, 2015, active marketplace sellers increased by 43.6% to close to 10,200 while the number of marketplace product offerings expanded from 12 million to 28 million (+137%).

✓  Active customers as of December 31, 2015, totaled 14.9 million (+10.5%) and number of items sold increased y-o-y by 20.4% to about 67 million.

✓  Net sales totaled €3,420 million in 2015, up 7.9% on a constant currency basis compared to 2014 and down 1.0% after taking into account the exchange rate impact (-8.9%) almost entirely related to the depreciation of the Brazilian real.

✓  Net sales at Cdiscount were up 11.3%, of which +1.1% was attributable to new international operations. Home furnishings and household appliances rose by 15% y-o-y and accounted for 44% of direct sales in France. Hi tech goods (AV and smartphones) and IT goods represented 38% of direct sales. Marketplace commissions increased by 85% y-o-y.

✓  Net sales at Cnova Brazil increased by 5.1% (on a constant currency basis) and includes an adjustment of R$(110) million (approximately €(30) million) related to the ongoing inventory management investigation in Brazil (please see Endnote 1, page 3). Marketplace commissions grew by 252%.

✓  Traffic grew by 28.9% to over 1.7 billion visits in 2015. In France, traffic increased by 30.5% y-o-y while traffic in Brazil grew by 22.8% over the same period.  The mobile share of traffic rose 1,205 basis points to 38.6% (48.0% in France; 31.1% in Brazil).

✓  Customer service enhancements during the year included:

✓  The number of Click-&-Collect (“C&C”) pick-up points increased 17.3% y-o-y to 21,916;

✓  Surface area at distribution centers in France and Brazil grew by 26% in 2015, allowing for same and next-day delivery services of small and large items in select metropolitan areas in both countries;

5

✓  Cdiscount France launched a 1 ½ hour grocery delivery service in Paris, Neuilly and Levallois; and

✓  Customer loyalty programs (Cdiscount à volonté CDAV in France and Extra Plus in Brazil) offers clients an array of preferential delivery services.  For example, the number of CDAV subscribers grew by 244% since the beginning of the year.

FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL RESULTS RELEASE DATE

The release date of GPA Fourth Quarter and Full Year 2015 Financial Results shall be February 24, 2016, before market opening, subject to Cnova releasing its results as currently announced (February 24, 2016, at 07:45 CET).

Investor Relations Contacts

GPA Tel: +55 11 3886 0421 Fax:+55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: +55 11 4225 8668 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel: +31 20 795 06 71 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and proximity store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Ponto Frio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

6

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 12, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.